UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE : Amendment to Resolution Relating to Woori Bank’s Dividend Payments

Woori Financial Group Inc. (“Woori Financial Group”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) solely for the purpose of amending the Report of Foreign Private Issuer on Form 6-K previously furnished on February 6, 2026, which includes a section titled “Resolution Relating to Woori Bank’s Dividend Payments” (the “Original Report”).

This Amended Report amends the section titled “Resolution Relating to Woori Bank’s Dividend Payments” of the Original Report as follows :

Original Report	Amended Report
3. Dividends per share (KRW) : 1,638	3. Dividends per share (KRW) : 1,627
5. Total amount of dividends (KRW) : 1,172,808,000,000	5. Total amount of dividends (KRW) : 1,164,932,000,000
10. Date of board resolution (decision date) : 2/5/2026	10. Date of board resolution (decision date) : 2/27/2026

For the avoidance of doubt, no amendments are being made to the section titled “Resolution Relating to Woori Financial Group’s Dividend Payments” of the Original Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: February 27, 2026	By: /s/ Seong Min Kwak
(Signature)

Name: Seong Min Kwak
Title: Deputy President